Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna provides an update on the appeal to the denial of the extension of the environmental impact authorization at its San Jose Mine, Mexico

Vancouver, November 19, 2021 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is providing an update on the status of the appeal to the denial order (the “Denial Order”) received on November 10, 2021 from the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) with respect to the application to extend the environmental impact authorization (“EIA”) at the San Jose Mine, located in Oaxaca, Mexico.

Fortuna’s Mexican subsidiary, Companía Minera Cuzcatlán (“Minera Cuzcatlan”) is working with its legal advisors to file an appeal to the Denial Order prior to the end of November 2021. The appeal will be brought by Minera Cuzcatlan in the Mexican courts.

The grounds for the appeal are that Minera Cuzcatlan is in full compliance with all material environmental laws, and therefore Minera Cuzcatlan has the right to an extension of the EIA under applicable law. The timing for a decision by the Administrative Court is uncertain, and Fortuna has been advised that such decisions may often take up to a year to be delivered.

The San Jose mine is currently operating under the protection of the Mexican courts which allows the continued operation of the San Jose mine beyond the expiry date of the EIA (refer to Fortuna news release dated October 25, 2021). Under the terms of the Company’s credit facility (refer to Fortuna news release dated November 11, 2021), the Company is required to obtain a permanent injunction or equivalent protection, in form and substance acceptable to the lenders acting reasonably, by November 20, 2021 to allow the Company to continue to operate the San Jose mine from October 23, 2021. The lenders under the credit facility have agreed to waive that requirement until February 18, 2022, provided such permanent injunction or equivalent protection has not been lifted or stayed prior thereto.

The Company believes that it is fundamentally in compliance with all material aspects of the EIA and is entitled to an extension. The Company is continuing to work with authorities to resolve this matter. Minera Cuzcatlan is continuing to pursue all legal protection available to it in order to continue to operate pending the appeal of the Denial Order.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and an advanced development project in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the legal proceedings to be initiated by Compania Minera Cuzcatlan (“Minera Cuzcatlan”) to appeal the denial of its application to extend the environmental impact authorization at the San Jose mine; the current legal protection in place which permits the continued operation of the San Jose mine beyond the expiry date of the EIA until the EIA is granted or until successful resolution of the appeal; that Minera Cuzcatlan will have legal protection in place to continue to operate beyond February 18, 2022; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include among others, the ability of CMC to obtain an extension from SEMARNAT to the EIA; the ability of the Minera Cuzcatlan to successfully appeal the denial of the extension to the San Jose EIA; that the current court protection to allow the San Jose mine to operate is not stayed or lifted; to; changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases of incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; the easing of travel restrictions imposed in Argentina which were put in place to curb the spread of COVID-19; changes in prices for gold, silver and other metals; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; the ability of the current exploration programs to identify and or expand mineral resources, operational risks in exploration and development; delays or changes in plans with respect to exploration or development projects; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; fluctuations in currencies and exchange rates; the imposition of capital control in countries in which the Company operates; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the Company will be successful in obtaining an extension to the San Jose EIA; that the Company will be successful in its appeal of the denial of the extension to the San Jose EIA; that the reconciliation of mineral reserves at the Company’s mines remains consistent with the mineral reserve model; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; government mandates in Peru, Mexico, Argentina, Burkina Faso and Côte d’Ivoire with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations; government and the Company’s attempts to reduce the spread of COVID-19 which may affect may aspects of the Company’s operations, including transportation of personnel to and from site, contractor and supplier availability and the ability to sell or deliver concentrate and doré; the expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals and permits will be obtained for the Company’s business and operations; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.